UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Conifer Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20731J102

(CUSIP Number)

Conifer Holdings, Inc.

550 West Merrill Street, Suite 200

Birmingham, MI 48009

(248) 559-0840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20731J102	Page 2 of 4

(1)	Names of reporting persons James G. Petcoff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 2,600,043
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 2,600,043
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,600,043
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.10%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 20731J102	Page 3 of 4

Item 1.Security and Issuer

This Schedule 13D is being filed with respect to shares of Common Stock issued by Conifer Holdings, Inc., whose principal executive offices are at 550 West Merrill Street, Suite 200, Birmingham, MI 48009.

Item 2.Identity and Background

(a)	James G. Petcoff.

(b)	The principal business address for Mr. Petcoff is 550 West Merrill Street, Suite 200, Birmingham, MI 48009.

(c)	Mr. Petcoff is the Chairman and Chief Executive Officer of Conifer Holdings, Inc.

(d)	During the last five years, Mr. Petcoff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Petcoff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Petcoff is a citizen of the United States of America.

Item 3.Source and Amount of Funds or Other Considerations

Not applicable.

Item 4.Purpose of Transaction

Not applicable.

Item 5.Interest in Securities of the Issuer

(a)	As of the time of this filing, Mr. Petcoff owns 2,600,043 shares of the Issuer’s Common Stock, or a 27.10% ownership interest of the Issuer’s Common Stock.

(b)

As of the time of this filing, Mr. Petcoff has the sole power to vote or to direct the vote of 2,600,043 shares of the Issuer’s Common Stock.  Mr. Petcoff has the sole power to dispose or to direct the disposition of 2,600,043 shares of the Issuer’s Common Stock.

(c)	Mr. Petcoff purchased 222,222 shares of Common Stock on November 6, 2019 for $4.50 per share in a private purchase pursuant to a share purchase agreement using personal funds.

(d)	Not applicable.

(e)	Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.Material to be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 20731J102	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020
Signature: /s/ James G. Petcoff
Name/Title: James G. Petcoff, Chairman and Chief Executive Officer